Exhibit 99.2

Financial Results

Full year ended 30 June 2013

Geoffrey N. Brunsdon, Chairman

Rob Larry, Group Chief Financial Officer

23 August 2013

Disclaimer

Cautionary Statements Regarding Forward-Looking Information

This presentation may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F/A, which we filed with the SEC on 18 March 2013.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this presentation and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

2

Financial Overview

Sales Revenue Cash from operations $7,193m -20% $297m 3%

Underlying EBITDA1 Net Debt $191m $154m

-25% -47%

Underlying EBIT1 Gearing (ND/ND+E) $68m 7%

-45% -35%

Underlying NPAT1 Underlying EPS1 $17m -77% 8.3c -77%

Statutory NPAT Statutory EPS

-$466m -25% -228.1c -25%

Sales Tonnes Full year dividend

12.8Mt -12% nil

1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items

3

Key Earnings Drivers

A$m

Underlying EBITDA1 of $191m, down 25%

253

North America EBITDA increased by $29m,

-12 29

lifted by higher sales margins and lower

controllable costs, offset by lower volumes and

191 -74 -5

falling average scrap metal prices

Australasia EBITDA fell by $12m due to falling scrap metal prices, as well as a lower gain realised from commodity derivative hedging

Europe EBITDA dropped $74m, impacted significantly by lower precious metal prices, high competition, and lower volumes in the Sims Recycling Solutions (“SRS”) e-recycling business

1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items

4

Operational Gains in North America

A$m A$/t

150 18

North America underlying EBITDA1 of $104m improved 39% over FY12 130 16

Underlying EBIT margins expanded to $7/t in 14

110

2H FY13, in spite of declining ferrous and 12

non-ferrous scrap prices 90 10

North America Metals underlying controllable 70 8 costs reduced by $48m

50 6

Divestitures of non-core businesses in

4

Arizona, Colorado, and Nashville 30

2

Development of New England, Gulf, and 10

0

Southwest metals recycling footprints

-10 -2 1H10 2H10 1H11 2H11 1H12 2H12 1H13 2H13

1	1 1

EBITDA EBIT EBIT/t (RHS)

1. Underlying excludes goodwill and other intangible asset impairments, all other significant items, and unallocated group corporate costs

5

# Reductions Across Controllable Cost Base

- $60m in net underlying controllable cost savings within targeted businesses
- Headcount reduced by 279 employees in FY13, 85% (237) of the total occurring in 2H FY13
- Cost savings expected to be sustainable until intake volumes change materially
- Reducing controllable costs will remain a focus for management over FY14



A$m
1,187
-39
1,148
-48
-10
-1
13
2
1,104
146
1,250
FY12 Controllable Costs (Statutory)
FY12 Significant items
FY12 Controllable Costs (Underlying)
North America Metals
Australia Metals
UK Metals
Global SRS
Group unallocated & Other
FY13 Controllable Costs (Underlying)
FY13 Significant items
FY13 Controllable Costs (Statutory)

1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items

6

# Key Scrap Generation Drivers

US Consumer Confidence[1]



160
140
120
100
80
60
40
20
13%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

**Improvement in key scrap generation drivers**

- US consumer confidence up 13% over 2012
- US light vehicle sales up 6% over 2012
- US household appliance manufacturers shipments up 7% over 2012

US Light Vehicle Sales[2]
(m units)



20
18
16
14
12
10
8
6
6%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

US Household Appliance Shipments[3]
(US$ bn)



26
24
22
20
18
16
14
12
7%
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

1. Source: Conference Board, 2013 avg year-to-date; 2. Source: BEA, annualised July 2013 YTD data
3. Source: US Census, annualised June 2013 YTD data

7

# Operational Overview



Sales Volumes (mt)
20
15
10
5
0
FY12
FY13
11.080
9.377
1.772
1.764
1.651
1.645
14.503
12.786
North America
Australasia
Europe
Total



EBIT¹ (A$m)
140
100
60
20
-20
-2
37
75
62
56
-19
124
68
North America
Australasia
Europe
Total Group

- Lower brokerage volumes
- Increased sales margins
- Controllable cost reductions

- Lower income from hedging gains
- Falling commodity prices compressing margins
- Controllable cost reductions

- Significant impact on SRS e-recycling from lower non-ferrous and precious metals prices
- Lower sales margins in UK Metals

1. Underlying excludes goodwill and other intangible asset impairments, all other significant items, and unallocated group corporate costs

8

# North America Regional Results

| A$m | FY2013 | FY2012 | Chg % |
|---|---|---|---|
| Revenue | 4,534.6 | 6,027.0 | (24.8) |
| EBITDA[1] | 104.4 | 75.1 | 39.0 |
| EBIT[1] | 36.7 | (1.5) | - |
| Sales Volumes (Mt) | 9.377 | 11.080 | (15.4) |
| Sales Margin (%) | 15.4% | 11.7% | - |



A$m
200
180
160
140
120
100
80
60
40
20
0
75
103
-127
29
24
104
FY12 EBITDA
Sales margins
Volumes
Controllable Costs
Other 2
FY13 EBITDA

**Performance**

- North America underlying EBITDA of $104m improved 39% over FY12
- Prudent selective buying led to sales margin per tonne improvement, offset somewhat by declining ferrous and non-ferrous prices
- Sales volumes decline of 15% in part due to lower export demand impacting brokerage sales through the Sims Adams Recycling JV
- Earnings assisted by significant underlying cost savings, including a $48m reduction in North America Metals

**Strategic Progress**

- Divestitures of non-core businesses in Arizona, Colorado, and Nashville
- Development of New England, Gulf, and Texas & Oklahoma metals recycling footprints
- Continued focus on cost reductions

1. Underlying excludes goodwill and other intangible asset impairments, all other significant items, and unallocated group corporate costs
2. Other includes, income from JV's, associates, and other income

9

# Australasia Regional Results

| A$m | FY2013 | FY2012 | Chg % |
|---|---|---|---|
| Revenue | 1,083.1 | 1,228.1 | (11.8) |
| EBITDA[1] | 87.7 | 99.5 | (11.8) |
| EBIT[1] | 61.7 | 74.6 | (17.2) |
| Sales Volumes (Mt) | 1.764 | 1.772 | (0.5) |
| Sales Margin (%) | 23.9% | 21.1% | - |



A$m
120
100
80
60
40
20
0
100
1
-1
8
-20
88
FY12 EBITDA
Sales margins
Volumes
Controllable Costs
Other2
FY13 EBITDA

**Performance**

- Australasia underlying EBITDA of $88m lower by 12%, largely due to lower gains from commodity derivatives held for hedging purposes
- Sales margins on a per tonne basis held broadly flat, notwithstanding declining ferrous and non-ferrous prices over FY12
- Sales volumes down 1% over FY12
- Controllable cost savings of $10m in Australia Metals offset by increased costs due to expanding business activity in APAC SRS e-recycling

**Strategic Progress**

- Non-core Australasian manufacturing footprint reduced further with closure of secondary lead smelting operations
- Acquisition of Paramount Browns in SA, capital upgrade of the St. Mary's yard in NSW, and installation of a downstream non-ferrous extraction facility in VIC
- Continued focus on cost reductions

1. Underlying excludes goodwill and other intangible asset impairments, all other significant items, and unallocated group corporate costs
2. Other includes, income from JV's, associates, and other income

10

# Europe Regional Results

| A$m | FY2013 | FY2012 | Chg % |
|---|---|---|---|
| Revenue | 1,575.3 | 1,780.6 | (11.5) |
| EBITDA[1] | 10.2 | 84.0 | (87.9) |
| EBIT[1] | (19.2) | 56.1 | (134.2) |
| Sales Volumes (Mt) | 1.645 | 1.651 | (0.4) |
| Sales Margin (%) | 14.2% | 17.9% | - |



A$m
100
80
60
40
20
0
-20
84
-94
-1
8
13
10
FY12 EBITDA
Sales margins
Volumes
Controllable Costs
Other²
FY13 EBITDA

1. Underlying excludes goodwill and other intangible asset impairments, and all other significant items
2. Other includes, income from JV's, associates, and other income

**Performance**

- European Region underlying EBITDA of $10m down 88% over FY12
- Sales margin decline primarily reflecting drop in non-ferrous and precious metal prices, impacting the SRS e-recycling business
- Sales volumes broadly flat in UK Metals
- Underlying controllable cost reductions

**Strategic Progress**

- New management appointed in both the UK Metals & Global SRS businesses
- 10% headcount reduction over FY12
- UK Metals: two shredders idled and several small yards closed
- SRS: implementation of business restructuring in the UK and Europe, expected to show benefits during FY14
- Continued focus on cost reductions

11

# Product Category Results

| EBITA[1] (A$m) | FY2013 | FY2012 | Chg % |
|---|---|---|---|
| Ferrous[2] | 116.0 | 128.0 | (9.4) |
| Non Ferrous | 57.0 | 77.1 | (26.1) |
| SRS | 24.3 | 94.9 | (74.4) |
| Mfg/JVs/Other | 12.5 | (12.9) | 196.9 |
| Corporate Costs | (119.5) | (136.8) | (12.6) |
| Amortisation | (22.4) | (26.8) | (16.4) |
| **Underlying EBIT** | **67.9** | **123.5** | **(45.0)** |

| Sales Volumes (Mt) | FY2013 | FY2012 | Chg % |
|---|---|---|---|
| Ferrous[3] | 9.359 | 10.272 | (8.9) |
| Ferrous Brokerage | 2.840 | 3.597 | (21.0) |
| Non Ferrous | .550 | .586 | (6.1) |
| Other | .037 | .048 | (22.9) |
| **Total** | **12.786** | **14.503** | **(11.8)** |

**Performance**

- Ferrous EBITA declined by 9%, due to lower sales volumes, most significantly in ferrous brokerage
- Non-Ferrous EBITA was lower by 26% due to a combination of lower volumes and declining commodity prices impacting margins
- SRS EBITA fell 74% due to lower volumes, challenging European economic conditions, and a drop in non-ferrous and precious metal prices which decreased the value of processed material and compressed margins

**Strategic Progress**

- $60m in cost savings across the ferrous and non-ferrous focused Metals businesses
- Divestitures of Nashville JV and closure of Australian lead smelting operations
- New President of Global SRS business appointed 1 July, 2013
- SRS repositioning to a lower working capital and higher turnover model, while looking at strategies to further reduce costs

1. Underlying excludes goodwill and other intangible asset impairments, & all other significant items
2. Includes all Ferrous products (incl. brokerage & NFSR) 3. Excludes Ferrous Brokerage

12

Financial Review

Rob Larry, Group CFO

# Financial Overview

| | FY 2013 | Restated FY 2012 | Change (%) |
|---|---|---|---|
| Sales Revenue ($m) | 7,193.0 | 9,035.7 | (20.4) |
| EBITDA ($m) | (41.5) | 182.2 | (122.8) |
| Underlying EBITDA ($m)* | 191.4 | 253.4 | (24.5) |
| Goodwill & Intangible Asset Impairment ($m) | 304.4 | 675.6 | (54.9) |
| Depreciation ($m) | 101.1 | 103.1 | (1.9) |
| Amortisation ($m) | 22.4 | 26.8 | (16.4) |
| EBIT ($m) | (469.4) | (623.3) | (24.7) |
| Underlying EBIT ($m)* | 67.9 | 123.5 | (45.0) |
| NPAT ($m) | (466.1) | (622.5) | (25.1) |
| Underlying NPAT ($m)* | 17.1 | 74.0 | (76.9) |
| EPS (cents) – diluted | (228.1) | (302.4) | (24.6) |
| Underlying EPS (cents) – diluted* | 8.3 | 35.6 | (76.7) |
| Net cash inflow from operating activities ($m) | 297.3 | 289.6 | 2.7 |
| Capital Expenditures ($m) | 149.0 | 161.1 | (7.5) |
| Net Debt ($m) | 153.8 | 292.2 | (47.4) |
| Net Debt/(Net Debt + Equity) (%) | 7.4% | 11.3% | (34.9) |
| Sales Tonnes ('000) | 12,786 | 14,503 | (11.8) |
| Full Fiscal Year Dividend Determined (cents per share) | 0.0 | 20.0 | (100.0) |

*Underlying EBITDA, EBIT, NPAT and EPS are adjusted to exclude significant items as listed on slide 15 and 34

14

Group Balance Sheet

Restated As of 30 June As of 30 June $m 2013 2012 Change ($) Change (%)

Current Assets $1,159.4 $1,429.1 (269.7) (18.9) Non-current Assets 1,757.4 2,079.9 (322.5) (15.5) Total Assets 2,916.8 3,509.0 (592.2) (16.9) Current Liabilities 671.4 734.2 (62.8) (8.6) Non-current Borrowings 189.1 329.9 (140.8) (42.7)

Other Non-current Liabilities 127.5 161.2 (33.7) (20.9)

Total Liabilities 988.0 1,225.3 (237.3) (19.4) Net Assets $1,928.8 $2,283.7 (354.9) (15.5) Net Debt ($m) 153.8 292.2 (138.4) (47.4)

Net Debt / (Net Debt +Equity) (%) 7.4% 11.3% —

Group Cash Flow

Restated $m FY 2013 FY 2012 Change ($)

(Loss) / Profit for the year ($466.1) ($622.5) $156.4 Adjustments for non-cash items

Depreciation and amortisation 123.5 129.9 (6.4) Impairment of goodwill, PP&E & intangible assets 365.6 676.0 (310.4) Impairment in investment in CTG 14.9 0.0 14.9 Loss/(Gain) on sale of jointly controlled entities and assets 0.3 (35.7) 36.0 Loss on sale of business divisions 10.1 0.0 10.1 Share-based payments 16.1 24.3 (8.2) Equity accounted profits net of dividends received 25.1 13.1 12.0

Other 5.0 (0.2) 5.2

Change in operating assets and liabilities 202.8 104.7 98.1 Net cash inflow from operating activities $297.3 $289.6 $7.7

Payments for PP&E ($149.0) ($161.1) $12.1

Payments on acquisitions of subsidiaries, net of cash acquired (28.1) (82.2) 54.1 Payments for other financial assets (1.4) (1.5) 0.1 Loan to a third party, net 1.6 (13.8) 15.4 Proceeds from sale of PP&E 4.8 6.6 (1.8) Proceeds from sale of business divisions 44.9 0.0 44.9 Proceeds from sale of other financial assets 1.1 0.4 0.7 Loan to and payment for an interest in an associate 0.0 (131.3) 131.3 Proceeds from sale of jointly controlled entities and assets 7.3 40.0 (32.7) Return of capital from jointly controlled entities 0.0 0.3 (0.3) Net cash outflow from investing activities ($118.8) ($342.6) $223.8 Net cash inflows (outflows) from operating & investing activities $178.5 ($53.0) $231.5

# Significant Items by Region

| $m | Australasia | North America | Europe | Group Corporate | Pre-Tax Total | After-Tax Total |
|---|---|---|---|---|---|---|
| | FY 2013 | | | | | |
| Non-cash Goodwill & Intangible Asset Impairment | $ - | $293.1 | $3.7 | $7.6 | **$304.4** | **$270.8** |
| Impairment in investment in CTG | 14.9 | - | | | **14.9** | **14.9** |
| Fixed Asset Impairment | - | 17.1 | 44.1 | - | **61.2** | **54.7** |
| Write-down of equipment spares | - | - | 5.1 | - | **5.1** | **5.1** |
| Natural Disaster expenses, net of insurance recoveries | - | 4.3 | - | - | **4.3** | **2.7** |
| Impairment of Loan Receivable | - | 4.8 | - | - | **4.8** | **3.0** |
| UK Inventory Write-downs | - | - | 63.9 | - | **63.9** | **63.9** |
| Inventory Adjustments to Net Realisable Value | - | 2.8 | 3.2 | - | **6.0** | **4.9** |
| Write-down of CTG derivatives and equity accounted losses | 21.3 | - | - | - | **21.3** | **21.3** |
| Lease Settlements / Onerous Leases | 0.1 | 8.7 | 4.3 | - | **13.1** | **9.7** |
| Redundancy Provisions | 0.5 | 4.8 | 2.0 | - | **7.3** | **5.0** |
| Settlement of a Dispute with a Third Party | - | 4.7 | - | - | **4.7** | **4.7** |
| Share-based Compensation expense related to former CEO | - | - | - | 3.4 | **3.4** | **2.1** |
| Yard Closure / Dilapidations | 3.8 | 0.5 | 4.2 | - | **8.5** | **7.2** |
| Credit Losses | - | 1.1 | 1.8 | - | **2.9** | **2.0** |
| Transaction & Other Acquisition Costs | 1.0 | 1.2 | 0.9 | - | **3.1** | **2.4** |
| Loss on Sale of Business Divisions | - | 10.1 | - | - | **10.1** | **10.0** |
| Commercial Settlements | - | (1.5) | (1.8) | - | **(3.3)** | **(2.7)** |
| Loss/(Gain) on Sale of Jointly Controlled Assets and Entities | 1.3 | 0.3 | - | - | **1.6** | **1.5** |
| Total Significant Items for FY2013 | **$42.9** | **$352.0** | **$131.4** | **$11.0** | **$537.3** | **$483.2** |

17

Strategy and Outlook

Geoffrey N. Brunsdon, Chairman

# Progress Towards Strategic Goals

SIMS METAL MANAGEMENT

## 1) Targeted Cost Reductions

- Focus on costs savings beginning to yield results with $45m in net underlying controllable cost reductions in FY13 over FY12
- Cost savings from restructuring, asset divestments, and recently completed headcount reductions expected to show benefits through FY14
- Cost reductions will remain a priority in FY14

## 2) Portfolio Optimisation

- Optimisation of asset portfolio to direct capital towards highest returning businesses
- Divestitures of lower returning non-core assets including Colorado, Nashville & Arizona in FY13
- Expanding New England & Gulf Regions in the US and growing Australia Metals
- Idling low throughput facilities in UK Metals to lift throughput in key yards and shredders

## 3) E-Recycling Platform

- Appointment of new president of global operations, Steve Skurnac, 1 July, 2013
- Initial business review has led to action to restructure material flow, reduce headcount, and close low returning facilities
- Continued focus on costs and internal control environment in UK SRS

## 4) Growth Opportunities

- Near-term focus remains on rationalising costs and improving returns in established markets, with leverage to an improving US economy
- Long-term strategy of leveraging ecosystem of e-recycling, municipal recycling, non-ferrous, and ferrous capabilities as scalable entry points into emerging markets

19

Continued Attention to Cost Savings

7,000 Headcount Reductions

Cost savings benefits weighted towards FY14 6,750

6,500 149

6,250 -224 6 -28 0

Cost savings actions accelerated in mid—182

6,000

5,750 6,599

6,320

FY13 with 85% of the 279 net headcount 5,500

5,250

reductions occurring in 2H FY13 5,000

Roughly 70% of FY13 net underlying America

America

Employees FY12 Acqusitions Reductions Employees FY13

controllable cost savings related to lower Acquisitions Reductions

Australasia Acquisitions Australasia Reductions —Total North SRS North Total

employee benefit expenses Europe Europe

Cost savings expected to be sustainable until

Cost Savings Split

intake volumes change materially

Continued focus on achieving further cost reductions in FY14

Employee benefit expense Repairs, maintenance, & other expenses

20

Managing the Asset Portfolio

North America

Actions: Divestitures of Arizona, Colorado, and Nashville JV in FY13. Sale of Aerospace Metals and Birmingham operation in July 2013

Outlook: New England ramp up with shredder online in 1H FY14, and stage one completion of NYC Municipal Recycling in 1H FY14

Australasia

Actions: Acquisition of Paramount Browns, capital upgrade of St. Mary’s yard, installation of a non-ferrous extraction facility in VIC, and closure of non-core lead smelting operations

Outlook: Net benefit to earnings from capital investments and cost reductions in Australia Metals

Europe

Actions: Idled two shredders (of five total), closed five low throughput yards, and restructuring action in UK & Continental SRS

Outlook: Net benefit to earnings from UK Metal and SRS restructuring expected

Rapidly Restructuring UK Metals and SRS

Headcount Reductions

UK Metals 800

New management team of Peter Bird 700 FY12 FY13 (Operations) and Paul Wright (Commercial) appointed 1 July, 2013 600

13% net headcount reductions in FY13, two 500 shredders idled & several small yards closed will remain a for 400

Cost reductions focus management over FY14

300

UK Metals SRS UK SRS Continential Europe

Global SRS

New President of Global SRS, Steve

SRS Revenue by Region FY13

Skurnac, appointed 1 July, 2013

SRS repositioning to a lower working capital higher turnover model, while looking at strategies to further reduce costs

Management believes initial restructuring actions have stabilised the business and should lead to improved outcomes in FY14

Continued focus on costs and maturation of internal control environment in UK SRS

North America Australasia Europe—UK Europe—Continental

Outlook

CEO Appointment

The Board continues to evaluate candidates and has narrowed the field to external candidates

The Board expects to announce an appointment by the end of the first quarter of FY14

FY14 Trading Update & Outlook

East Coast export ferrous scrap markets improved through July and August, with West Coast export markets initially lagging but have shown increasing demand in August

Non-ferrous prices have experienced some momentum since the start of FY14, but markets remain both unpredictable and volatile

At present trading liquidity remains firm in deep sea ferrous & international non-ferrous markets

Capital expenditure expected to be circa $80m in FY14 (down from $149m in FY13)

Appendix

Reporting segment information

Sales Revenue by Region

FY 2013 FY 2012

15.1% 13.6%

19.7%

21.9% Australasia North America

Europe

63.0%

66.7%

$m FY 2013 FY 2012 Change (%) • FY2013 sales revenue was mostly impacted by a 1.7 million tonne (12%) reduction in shipments compared

Australasia 1,083.1 1,228.1 (11.8) to PCP which was mostly related to North America. North America 4,534.6 6,027.0 (24.8) Realised selling prices were also lower in FY2013 when compared to PCP.

Europe 1,575.3 1,780.6 (11.5)

Total $7,193.0 $9,035.7 (20.4)

Sales Revenue by Product

FY 2013

Ferrous Trading FY 2012

0.8%

1.2%

13.5%

Non Ferrous Shred 11.2% Recovery

48.1%

Ferrous Brokerage 48.3%

18.3%

18.8%

Non Ferrous Trading

Recycling Solutions

14.5% Manufacturing/Other 17.4%

4.3%

3.6%

$m FY 2013 FY 2012 Change (%) • Ferrous brokerage sales associated with SAR JV were $577.4 million and $935.7

Ferrous Trading $3,462.6 $4,359.9 (20.6) million, in FY 2013 and FY 2012,

Non Ferrous Shred Recovery 312.3 326.7 (4.4) respectively.

Ferrous Brokerage 1,042.1 1,572.0 (33.7) related to the divestiture of a significant part

Non Ferrous Trading/Brokerage 1,353.0 1,656.5 (18.3) of a lead smelting operation. Recycling Solutions 968.8 1,011.8 (4.3) Manufacturing/Other 54.2 108.8 (50.2) Total $7,193.0 $9,035.7 (20.4)

EBITA (pre-goodwill & intangible asset impairment) by Region

$125 106.4

$75 (22.4)

19.7

$25 4.1

(5.7)

(2.6) FY 2013 millions) -$25 in (14.7) (25.7) (26.8) FY 2012

’s -$75

( $

-$125

(145.0)

-$175

Restated 1. EBITA by Region is before amortisation of $m FY 2013 FY 2012 Change (%) intangibles and any add-back of significant items other than goodwill and other intangible Australasia (2) 19.7 106.4 (81.5) asset impairment.

2. EBITA by Region was adversely impacted by North America (2) (2.6) (25.7) (89.9) significant items other than goodwill and Europe (2) (145.0) 4.1 (3,636.6) intangible asset impairments as follows:

EBITA by Region (1) ($127.9) $84.8 (250.8)

Unallocated Group Corporate Costs (14.7) (5.7) 157.9 $m FY 2013 FY 2012 Amortisation of intangibles (22.4) (26.8) (16.4) Australasia $ 42.9 ($ 31.0)

EBIT (pre-goodwill & intangible asset impairment) ($165.0) $52.3 (415.5) North America $ 58.9 $ 48.3

Goodwill & intangible asset impairment (304.4) (675.6) (54.9) Europe $ 127.7 $ 53.9

EBIT (post-goodwill & intangible asset impairment) ($469.4) ($623.3) (24.7)

EBITA (pre-goodwill & intangible asset impairment) by Product

$80 72.4

57.8

$60 52.2 42.1

44.4 $40

13.7 14.6 19.6 $20

FY 2013 millions) $0 in FY 2012

-$20 $ ’s

( -$40

-28.7

-$60

-65.1

-$80

Ferrous Trading (incl. NFSR) 44.4 52.2 (14.9) intangibles.

Non Ferrous Trading/Brokerage 42.1 72.4 (41.9) as follows:.

Recycling Solutions (65.1) 57.8 (212.6) $m FY 2013 FY 2012 Manufacturing/JVs/Other (28.7) 19.6 (246.4) Ferrous Trading (incl. NFSR) $ 57.9 $ 61.2

EBITA by Product $6.4 $216.6 (97.0) Ferrous Brokerage —

Group & Regional Corporate Costs (149.0) (137.5) 8.4 Non Ferrous Trading/Brokerage $ 14.9 $ 4.7 Amortisation of intangibles (22.4) (26.8) (16.4) Recycling Solutions $ 89.4 $ 37.1

EBIT (pre-goodwill & intangible asset

($165.0) $52.3 (415.5) Mfg/JVs/Other 41.2 $ -32.5 impairment)

Group & Regional Corp Costs $29.5 $ 0.7

Intake Volumes by Region

FY 2013 FY 2012

14.1% 11.7% 12.5%

12.9%

Australasia North America Europe

73.0% 75.8%

Restated

Total Tonnes (‘000’s) FY 2013 FY 2012 Change (%) Australasia 1,758 1,790 (1.8) North America 9,087 10,908 (16.7) Europe 1,608 1,688 (4.7)

Total 12,453 14,386 (13.4)

Intake Volumes by Product

FY 2013 FY 2012

Ferrous Shredded

4.5% 0.2% 3.9% 0.3% (incl. NFSR) Other Processed

23.0% Ferrous

35.5% 25.1%

Ferrous Brokerage 34.9%

Non Ferrous Trading/Brokerage Other

36.8% 35.8%

Restated • Ferrous brokerage tonnes associated with

Total Tonnes (‘000’s) FY 2013 FY 2012 Change (%) SAR JV were 1.5 million and 2.0 million tonnes for FY 2013 and FY 2012,

Ferrous Shred (inc. NFSR) 4,416 5,021 (12.0) respectively.

Other Processed Ferrous 4,584 5,146 (10.9) Ferrous Brokerage 2,866 3,613 (20.7) Non Ferrous Trading/Brokerage 556 559 (0.5)

Other 31 47 (34.0)

Total 12,453 14,386 (13.4)

Sales Volumes by Region

FY 2013 FY 2012

12.9% 13.8% 11.4% 12.2%

Australasia North America Europe

73.3% 76.4%

Total Tonnes (‘000’s) FY 2013 FY 2012 Change (%) Australasia 1,764 1,772 (0.5) North America 9,377 11,080 (15.4) Europe 1,645 1,651 (0.4)

Total 12,786 14,503 (11.8)

Sales Volumes by Product

FY 2013 FY 2012

Ferrous Shredded

4.3% 0.3% 4.0% 0.3% (incl. NFSR) Other Processed Ferrous

22.2% 35.3% Ferrous Brokerage 35.1%

24.9%

Non Ferrous Trading/Brokerage Other

37.9% 35.7%

Total Tonnes (‘000’s) FY 2013 FY 2012 Change (%) • Ferrous brokerage tonnes associated with

Ferrous Shred (inc. NFSR) 4,512 5,092 (11.4) SAR JV were 1.5 million and 2.0 million tonnes for FY 2013 and FY 2012,

Other Processed Ferrous 4,847 5,180 (6.4) respectively.

Ferrous Brokerage 2,840 3,597 (21.0)

Non Ferrous Trading/Brokerage 550 586 (6.1)

Other 37 48 (22.9)

Total 12,786 14,503 (11.8)

Significant Items by Region – FY2013

Group After-Tax Australasia North America Europe Corporate Pre-Tax Total Total

$m FY 2013

Non-cash Goodwill & Intangible Asset Impairment $—$293.1 $3.7 $7.6 $304.4 $270.8

Impairment in investment in CTG 14.9—14.9 14.9 Fixed Asset Impairment—17.1 44.1—61.2 54.7 Write-down of equipment spares — 5.1—5.1 5.1 Natural Disaster expenses, net of insurance

- 4.3 — 4.3 2.7 recoveries

Impairment of Loan Receivable—4.8 — 4.8 3.0 UK Inventory Write-downs — 63.9—63.9 63.9 Inventory Adjustments to Net Realisable Value—2.8 3.2—6.0 4.9 Write-down of CTG derivatives and equity accounted

21.3 ——21.3 21.3 losses

Lease Settlements / Onerous Leases 0.1 8.7 4.3—13.1 9.7 Redundancy Provisions 0.5 4.8 2.0—7.3 5.0 Settlement of a Dispute with a Third Party—4.7 — 4.7 4.7 Share-based Compensation expense related to

——3.4 3.4 2.1 former CEO

Yard Closure / Dilapidations 3.8 0.5 4.2—8.5 7.2 Credit Losses—1.1 1.8—2.9 2.0 Transaction & Other Acquisition Costs 1.0 1.2 0.9—3.1 2.4 Loss on Sale of Business Divisions—10.1 — 10.1 10.0 Commercial Settlements—(1.5) (1.8)—(3.3) (2.7) Loss/(Gain) on Sale of Jointly Controlled Assets and

1.3 0.3 — 1.6 1.5 Entities

Total Significant Items for FY2013 $42.9 $352.0 $131.4 $11.0 $537.3 $483.2

Significant Items by Region – FY2012

Group After-Tax Australasia North America Europe Corporate Pre-Tax Total Total

$m FY 2012 Non-cash Goodwill & Intangible Asset

$3.6 $569.1 $102.9 $ —$675.6 $652.9 Impairment

Natural Disaster expenses, net of insurance

(2.0) (0.7) — (2.7) (1.8) recoveries

UK Inventory Write-downs — 48.0—48.0 41.3

Inventory Adjustments to Net Realisable Value 2.3 14.8 4.2—21.3 13.9

Write-down of CTG derivatives and equity

1.2 ——1.2 1.2 accounted losses

Redundancy Provisions 2.2 5.5 2.2—9.9 6.6 Settlement of a Dispute with a Third Party—12.8 — 12.8 7.9 Final Settlement of a Business Arrangement—7.9 — 7.9 4.9 Credit Loss Due to Bankruptcy of a Customer—4.4 — 4.4 2.7 Pension Plan Special Charges—3.0 — 3.0 1.9 Transaction & Other Acquisition Costs 1.0 0.6 0.9—2.5 1.8 Commercial Settlements — (1.4)—(1.4) (1.1)

Loss/(Gain) on Sale of Jointly Controlled

(35.7) ——(35.7) (35.7) Assets and Entities

Total Significant Items for FY2012 ($27.4) $617.4 $156.8 $0.0 $746.8 $696.5

North America Regional Results

FY 2013 FY 2012 Change (%) Sales Revenue ($m) $4,534.6 $6,027.0 (24.8) EBITDA ($m) (1) $45.5 $26.8 69.8

Underlying EBITDA ($m) (2) $104.4 $75.1 39.0

Depreciation ($m) 48.1 52.5 (8.4)

EBITA ($m) (1) ($2.6) ($25.7) (89.9)

Underlying EBITA ($m) (2) $56.3 $22.6 149.1 Goodwill & Intangible Asset Impairment ($m) 293.1 569.1 (48.5) Amortisation of intangibles ($m) 19.6 24.1 (18.7)

EBIT ($m) (1) ($315.3) ($618.9) (49.1)

Underlying EBIT ($m) (2) $36.7 ($1.5) (2,546.7)

Assets ($m) $1,660.0 $2,066.3 (19.7)

Employees 3,618 3,693 (2.0)

Sales Margin (%) 15.4% 11.7% -

(1)	Excludes Unallocated Group Corporate costs.

(2) Underlying EBITDA, EBITA and EBIT are adjusted for significant items. See schedule of significant items on page 33 & 34.

Australasia Regional Results

FY 2013 FY 2012 Change (%) Sales Revenue ($m) $1,083.1 $1,228.1 (11.8) EBITDA ($m) (1) $44.8 $130.5 (65.7)

Underlying EBITDA ($m) (2) $87.7 $99.5 (11.8)

Depreciation ($m) 25.1 24.1 4.1

EBITA ($m) (1) $19.7 $106.4 (81.5)

Underlying EBITA ($m) (2) $62.6 $75.4 (16.9) Goodwill Impairment 0.0 3.6 (100.0) Amortisation of intangibles ($m) 0.9 0.8 12.5

EBIT ($m) (1) $18.8 $102.0 (81.6)

Underlying EBIT ($m) (2) $61.7 $74.6 (17.2)

Assets ($m) $671.4 $733.0 (8.4)

Employees 984 1,006 (2.2)

Sales Margin (%) 23.9% 21.1% -

(1)	Excludes Group Corporate costs.

(2) Underlying EBITDA, EBITA and EBIT are adjusted for significant items. See schedule of significant items on page 33 & 34.

Europe Regional Results

Restated

FY 2013 FY 2012 Change (%) Sales Revenue ($m) $1,575.3 $1,780.6 (11.5) EBITDA ($m) ($117.5) $30.1 (490.4)

Underlying EBITDA ($m) (1) $10.2 $84.0 (87.9)

Depreciation ($m) 27.5 26.0 5.8

EBITA ($m) ($145.0) $4.1 (3,636.6)

Underlying EBITA ($m) (1) ($17.3) $58.0 (129.8) Goodwill Impairment ($m) 3.7 102.9 (96.4) Amortisation of intangibles ($m) 1.9 1.9 0.0

EBIT ($m) ($150.6) ($100.7) 49.6

Underlying EBIT ($m) (1) ($19.2) $56.1 (134.2)

Assets ($m) $585.4 $709.7 (17.5)

Employees 1,718 1,900 (9.6)

Sales Margin (%) 14.2% 17.9% -

(1) Underlying EBITDA, EBITA and EBIT are adjusted for significant items. See schedule of significant items on page 33 & 34.

Sales by Destination

FY2013 FY2012

12% 8% Domestic 8%

32% USA / Canada 32% 11% South / Central America Europe Middle East 20% 13% China & HK

1% 1% Northeast Asia

3% 2%

3% SE Asia / Oceania 3%

25% 26%